FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sir Howard Davies appointed to succeed Philip Hampton as RBS Chairman

Following its announcement on 25 September 2014 that Philip Hampton would leave The Royal Bank of Scotland Group plc ("RBS") during 2015, RBS is pleased to announce that Howard Davies will succeed him as Chairman.

Philip Hampton will step down as Director and Chairman of RBS with effect from 31 August 2015.  Howard Davies will join the Board at the end of June and assume the role of Chairman from 1 September 2015.

Howard has an extraordinary breadth of experience across the UK financial services sector, having held the roles of Chairman of the Financial Services Authority, Deputy Governor of the Bank of England, Director General of the Confederation of British Industry and CEO of the Audit Commission.

Howard is currently Chairman of Phoenix Group, a non-executive Director of Prudential plc, and a non-executive Director of Morgan Stanley. He will step down from Phoenix and Morgan Stanley. He will complete his work as Chairman of the UK Airports Commission before assuming the role of RBS Chairman and will retain his position at Prudential and as Professor of Practice at Sciences Po, Paris.

Commenting on the appointment, Philip Hampton, Chairman of RBS, said: "The Board is pleased that Howard will succeed me as Chairman and we welcome him to RBS. We have made considerable progress to create a safer and stronger bank but there is still work to be done.  Howard is very well equipped to lead RBS through the next stage of its transformation.  His experience and expertise will be invaluable and I wish him every success in the future.”

Howard Davies said:

“I am delighted to be joining the Board and look forward to leading the bank through the next phase of its journey.   RBS occupies a unique position and I will take over the reins from Philip at an exciting time and am grateful to him for the stewardship he has provided to RBS.  Ross McEwan has set out a very clear strategy to create the number one bank in the UK for trust, customer service and advocacy. I look forward to working closely with him in order to achieve that ambition.”

In accordance with section 430(2B) of the Companies Act 2006, RBS confirms that Philip Hampton will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with his departure.

There are no other matters requiring disclosure under section 9.6.13 of the Listing Rules.

26 February 2015

RBS Media Relations
+44 (0)131 523 4205

Biographical details

Howard Davies is Chairman of the Phoenix Group and has been an independent director of Morgan Stanley since 2004, and chairs the Risk Committee. He also chairs the Risk Committee at Prudential plc, whose board he joined in 2010. He is Professor of Practice at the Paris Institute of Political Science (Sciences Po) and Chairman of the UK Airports Commission.

Howard is a member of the Regulatory and Compliance Advisory Board of Millennium LLC, a New York-based hedge fund and is a member of the Advisory Board of Promontory. He has been a member of the International Advisory Council of the China Banking Regulatory Commission since 2003.

Howard was Director of the London School of Economics and Political Science from 2003 until May 2011. Prior to that he was Chairman of the UK Financial Services Authority from 1997 to 2003.

Howard is also the author of several books on various financial subjects.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	February 26, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary